Subscribe   **Past Issues**   **Translate** ▼



Bepo Crowd Fundraise Hits $40,000 Milestone



Hi <<First Name>>,

We're excited to announce that Bepo has reached an **incredible first-day funding milestone — $40,000** from our amazing community of supporters! Thank you for believing in our vision to revolutionize digital tipping for service workers.

We're well on our way to our goal of $200k. As of now, favorable early-bird terms are still available. Visit the Bepo WeFunder page to learn more!

Missed the Founder Q&A? You can watch a recording featuring CEO Ian Sweeney and investor/entrepreneur Scott Walchek.

Thanks for your incredible support! If you've questions, please reply to this email.

Ian Sweeney & Frank Cassidy

EXPLORE BEPO INVESTMENT on WEFUNDER

Subscribe | Past Issues | Translate

Reg CF Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is: Oakland, California, USA.